Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Pengrowth Energy Trust
Suite 2100, 222 Third Avenue S.W.
Calgary, Alberta T2P 0B4

Item 2 Date of Material Change

The date of material change is effective October 1, 2009

Item 3 News Release

Press release issued on October 1, 2009

Item 4 Summary of Material Change

Pengrowth Corporation, administrator of Pengrowth Energy Trust (the “Trust” and together with Pengrowth Corporation, “Pengrowth”), announced on October 1, 2009 changes to its value creation strategy that focus on investing a larger percentage of cash flow on operated, low cost, low risk, repeatable drilling opportunities in the Western Canadian Sedimentary Basin (“WCSB”).

These changes resulted from Pengrowth’s strategic review of the best opportunities for value creation on its existing asset base and a broader review of unconventional value creation opportunities in the WCSB. Pengrowth’s track record of value creation with the drill bit since 2006, as evidenced by Pengrowth’s low Finding and Development (“F&D”) costs, and a review of its current unfunded projects, support increased levels of capital re-investment.

To provide funds for Pengrowth’s expanded capital program, while maintaining fiscal discipline, Pengrowth has decided to reduce its November 16, 2009 cash distribution by 30 percent or $0.03 per trust unit to Cdn $0.07 per trust unit.

Item 5 Full Description of Material Change

Pengrowth Corporation announced on October 1, 2009 changes to its value creation strategy that focus on investing a larger percentage of cash flow on operated, low cost, low risk, repeatable drilling opportunities in the WCSB. The following are some of the key changes that will be implemented to Pengrowth’s value creation strategy:

■	Shifting internal capital expenditures on Pengrowth’s existing high quality asset base to focus on existing low cost, low risk plays (Carson Creek, Shallow Gas, Coalbed Methane (“CBM”)) as well as to identify, test and develop other resource plays where repeatable, predictable and scalable results can be achieved.

■	Increasing capital expenditures as a percentage of cash flow to facilitate higher reinvestment levels on Pengrowth’s existing assets as well as to advance the longer term value of its Lindbergh, Enhanced Oil Recovery (“EOR”) and Horn River resource plays.

■	Adoption of a sustainable business model where distributions plus capital expenditures are equal to cash flow.

■	Enhancing its low cost culture ensuring a high level of capital efficiency and cost discipline.

■	Reducing debt to levels more consistent with energy trust averages over the next 18 months.

■	Acquiring other WCSB assets with low cost, low risk, repeatable, predictable and scalable drilling opportunities.

■	Maintain or modestly grow production and reserves on a debt adjusted per unit basis.

These changes resulted from Pengrowth’s strategic review of the best opportunities for value creation on its existing asset base and a broader review of unconventional value creation opportunities in the WCSB. Pengrowth’s track record of value creation with the drill bit since 2006, as evidenced by Pengrowth’s low F&D costs, and a review of its current unfunded projects, support increased levels of capital re-investment.

Pengrowth is confident that its team’s demonstrated capability to create value, combined with higher levels of capital spending will unlock additional value for the Trust’s unitholders. The move to a more sustainable entity allows Pengrowth to re-invest in a cost effective manner on its short and long term, lower decline, low risk inventory of projects which will support a more consistent and sustainable level of distributions going forward.

Pengrowth’s increased capital expenditure program will be focused on its short and medium term inventory of low cost, low risk resource plays that have the ability to materially enhance reserves and production . These include:

Short Term:

■	Continued development of Pengrowth’s core interests in the Swan Hills and Judy Creek reef platform where Pengrowth, at its Carson Creek project, has developed industry leading expertise in horizontal drilling and multi-stage fracturing of carbonate reservoirs.

■	Pengrowth’s CBM production has grown from zero to over 2,000 barrels of oil equivalent (“boe”) per day since April 2005. Pengrowth presently has approximately 1,000 Horseshoe Canyon locations and 450 Mannville locations, the majority of which are economic at gas prices over $4.00 per thousand cubic feet (“mcf”).

■	Over 300 gross shallow gas drilling locations in southern Alberta that generate a rate of return in excess of 20 percent at a $5.00 per mcf gas price.

Medium Term:

■	Pengrowth continues to advance its Steam Assisted Gravity Drainage (“SAGD”) project at Lindbergh. A pilot project is planned for 2012 with full commercial production anticipated in 2016. Pengrowth estimates ultimate recoverable resources of 194 million barrels (“bbl”) based upon Pengrowth’s 100 percent working interest in 1.7 billion bbls of original-oil-inplace. The project is economic at current oil prices.

■	Pengrowth has a substantial operated presence in the highly attractive emerging shale gas play in the Horn River area in north-eastern British Columbia. Pengrowth’s 70 net sections of land are strategically located close to the Spectra Fort Nelson plant and the proposed Encana Cabin Facility and include prospects in both the Muskwa and Evie shale deposits.

These projects not only represent excellent low cost, low risk drilling opportunities, but are the foundation elements that will provide low cost production and reserve replacement for Pengrowth for a significant period of time.

To provide funds for Pengrowth’s expanded capital program, while maintaining fiscal discipline, Pengrowth has decided to reduce its November 16, 2009 cash distribution by 30 percent or $0.03 per trust unit to Cdn $0.07 per trust unit. This does not change Pengrowth’s previously declared October 15, 2009 cash distribution announced on September 21, 2009, at Cdn $0.10 per trust unit.

With respect to structure, Pengrowth will continue to evaluate opportunities to address the imposition of the SIFT Tax in 2011. Pengrowth currently anticipates converting to a dividend paying corporation no later than 2013.

Caution Regarding Forward Looking Information

This material change report contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this material change report include, but are not limited to, changes to our value creation strategy, the relative magnitude of our capital expenditures, the focus of our capital expenditure program in the short and medium term, the potential results therefrom, the impact on our distributions and our anticipation of converting to a dividend paying corporation.

Forward-looking statements and information contained in this material change report are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning the impact on our unitholders of our election to be treated as a corporation for United States federal income tax purposes. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this material change report involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, changes in tax laws and our ability to pay distributions to our unitholders. Further information regarding these factors may be found under the heading “Risk Factors” in our annual information form for the year ended December 31, 2008 and under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2008.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Trust, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this material change report are made as of the date of this document and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

No applicable

Item 8 Executive Officer

Derek W. Evans
President and Chief Executive Officer
Pengrowth Corporation,
the administrator of
Pengrowth Energy Trust
Phone: (403) 233-0224

Item 9 Date of Report

October 5, 2009